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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2001

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

                  [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F    X            Form 40-F
                                     -------                   -------


                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes                       No     X
                               ------                   ---------


                  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________________]


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                               DAIMLERCHRYSLER AG



FORM 6-K:   TABLE OF CONTENTS


1. Complaint, dated November 27, 2000, filed with the United States District Court for the District of Delaware in an action entitled TRACINDA CORPORATION V. DAIMLERCHRYSLER AG, DAIMLER-BENZ AG, JUERGEN SCHREMPP, MANFRED GENTZ AND HILMAR KOPPER

2. Complaint, dated January 3, 2001, filed with the United States District Court for the District of Delaware in an action entitled GLICKENHAUS & CO. A NEW YORK LIMITED PARTNERSHIP, GLICKENHAUS FUND, LP, A NEW YORK LIMITED PARTNERSHIP, GLICKENHAUS FOUNDATION, A NEW YORK CORPORATION, DELPHI FUND, L.L.C., A NEW YORK LIMITED LIABILITY COMPANY, DORCHESTER INVESTORS, A NEW YORK GENERAL PARTNERSHIP, MILLENNIUM FUND, L.P. A NEW YORK LIMITED PARTNERSHIP, THE PEGASUS FUND, L.L.C., A NEW YORK LIMITED LIABILITY COMPANY, SPECTRUM FUND, L.P. A NEW YORK LIMITED PARTNERSHIP, JAMES GLICKENHAUS, INDIVIDUALLY AND AS CUSTODIAN OF JESSE CAMERON-GLICKENHAUS AND VERONICA CAMERON-GLICKENHAUS, AND NANCY PIER, AS CUSTODIAN OF EMILY BLAKE PIER AND KATHERINE PIER V. DAIMLERCHRYSLER AG, DAIMLER-BENZ AG, JUERGEN SCHREMPP, MANFRED GENTZ AND HILMAR KOPPER

3. First Amended Consolidated Class Action Complaint, dated April 9, 2001, filed with the United State District Court for the District of Delaware in a consolidated proceeding entitled IN RE DAIMLERCHRYSLER SECURITIES LITIGATION.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     DAIMLERCHRYSLER AG


                                     By:   /s/ ppa. Robert Koethner
                                           -------------------------------------
                                           Name:   Robert Koethner
                                           Title:  Vice President Accounting
                                                   Chief Accounting Officer



                                     By:   /s/ i.V. Friedrich Siener
                                           -------------------------------------
                                           Name:  Dr. Friedrich Siener
                                           Title: Director




Date:  April 10, 2001